Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

July 12, 2021

VIA EDGAR & FEDEX

Anna Abramson, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	VTEX
Registration Statement on Form F-1
File July 12, 2021
File No. 333-257400

Dear Ms. Abramson:

On behalf of VTEX, we hereby transmit via EDGAR for filing with the U.S. Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) relating to the offering of VTEX’s Class A common shares.

To facilitate the Staff’s review of Amendment No. 1, we are also providing to the Staff via email a courtesy copy of the Amendment No. 1, which has been marked to show changes to the Registration Statement.

Shared-Based Compensation and Common Share Valuation

As indicated in Amendment No. 1, the price range for the Class A common shares is expected to be between US$15.00 and US$17.00 (the “Price Range”), resulting in a midpoint of the price range of US$16.00 per Class A common share (the “Midpoint Price”).

In response to the comment orally provided by the Staff in connection with the filing of the Registration Statement on June 25, 2021, the Company respectfully advises the Staff that it has added to Amendment No. 1 detailed disclosure relating to (1) grants of stock options and restricted units in the three months ended June 30, 2021, (2) the determination of fair market value of its common shares in connection with such grants, and (3) how the share-based compensation expenses for such period were determined.

As is typical in an initial public offering, the estimated Price Range for the offering was not derived using a formal determination of estimated fair value, but rather was determined primarily by negotiation between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•	typical valuation ranges seen in recent initial public offerings for generally comparable companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a cross-border software-as-a-service digital commerce platform such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common shares to support an offering of the size contemplated by the Company.

The Midpoint Price exceeds the early April valuation of US$11.31 per share (the “April Valuation”), which was determined as described in Amendment No. 1, by US$4.69 per share. The Company respectfully submits that the difference between the April Valuation and the Midpoint Price is primarily attributable to the following factors:

•

Continued success in the growth in the Company’s business—including in the most recent quarterly estimated performance—as it expands its platform offerings and global reach as consumers continue to shift purchases to online channels and brands and retailers adapt to evolving consumer preferences, as described in the Registration Statement.

•

The Company’s future prospects and growth potential of companies in its industry generally, including the continuing ability of the Company to benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated.

•

Feedback from prospective investors following the “testing the waters” meetings that occurred during late June and early July, 2021, which suggested that there was increased investor interest in the Company at a step-up in valuation. This feedback also gave the Company confidence that the market would be receptive to the Company’s IPO.

•

The Price Range reflects an assumption that the completion of the initial public offering is certain to occur, which certainly increases the value of the shares. The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase the Company’s strategic flexibility and provide enhanced opportunities to accelerate the growth of its business. For example, at the time stock options and restricted stock units were granted in the second quarter of 2021 (as described in Amendment No. 1), the Company estimated a 50% probability of the IPO taking place, which was considered when weighting the different methodologies used to calculate fair value of our common shares as described in Amendment No. 1.

•

The inclusion of other factors by the underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or even if considered may have changed in view of current market conditions, or may not be objectively determinable by the Company.

•

The price range represents a future price for shares of the Company’s common shares that, if issued in the IPO, will be immediately freely tradable for investors in the public market, whereas the estimated fair value of the Company’s common stock as of the April Valuation represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for pre-IPO investors at least until the expiration of the 180-day lockup period following the IPO.

In view of the foregoing and for the reasons described in Amendment No. 1, the Company respectfully submits that the deemed fair value of the Company used as the basis for determining the fair value of the common shares in connection with its grants of equity awards are reasonable and appropriate.

Financial Statements

The Company further advises the Staff that it considered whether the stock option and restricted stock unit grants warranted the inclusion of subsequent event disclosure in the notes to the financial statements of the Company included in Amendment No. 1. The Company respectfully advises the Staff that it is of the view that no such inclusion is required. In the best judgment of the Company, it believes its position is reasonable, including without limitation, in view of the following:

•

no material impact on the results for the three months ended June 30, 2021; in view of the vesting period of four to five years, the effect of second quarter grants in the results of operations of the Company are expected to occur in the future throughout the vesting period;

•

The lack of financial or other effect on the financial condition and results of operations of the Company as of and for the three months ended March 31, 2021, and as of and for the years ended December 31, 2020 and 2019; and

•

such grants relate to equity incentive plans that already existed in the periods covered by the financial statements included in the Registration Statement; accordingly, there is no new plan or program, and therefore no additional material qualitative information to be described in connection therewith.

*    *    *    *    *

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

cc:	Larry Spirgel
Robert Littlepage
Claire DeLabar
U.S. Securities and Exchange Commission

André Spolidoro Ferreira Gomes
VTEX

S. Todd Crider
Simpson Thacher & Barlett LLP

Byron Rooney
Davis Polk & Wardwell LLP